UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      July 11, 2006

Mr. Barrie Damson, Chairman and CEO
Baseline Oil & Gas Corp.
20022 Creek Farm
San Antonio, Texas 78259


      Re:	Baseline Oil & Gas Corp.
		Registration Statement on Form SB-2
      Filed June 13, 2006
		File No. 333-134978

		Form 10-KSB for the fiscal year ended December 31, 2005
		Filed March 31, 2006
		File No. 333-116890

      Form 10-QSB for the quarterly period ended March 31, 2006
		Filed May 15, 2006
		File No. 0-51888

Dear Mr. Damson:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




General

1. Please revise the fee table to clarify that some of the shares of common stock being registered for resale are outstanding and some are issuable upon the conversion of convertible notes and the exercise of options or purchase warrants.

2. Please revise the accounting and disclosures in your registration statement as necessary to comply with all applicable comments written on your periodic reports.

Selling Security Holders, page 13

3. Expand the table to include the natural persons with the power to vote or to dispose of the securities offered for resale by the entities that are listed as selling stockholders. If more than one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes. See Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

4. Identify as underwriters all selling security holders who are registered broker-dealers, unless any such registered broker-dealers received such shares as compensation for investment banking services.
Identify as underwriters all affiliates of registered broker-dealers that are listed as selling security holders unless you can confirm to us that (1) each purchased its securities in the ordinary course of business and (2) at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Plan of Distribution, page 21

5. We note that the selling security holders may engage in short sales of your common stock. Please see Corporation Finance Telephone
Interpretation A.65 in that regard.

Form 10-KSB for the fiscal year ended December 31, 2005

General

6. We note that your filing included extensive discussion and disclosure related to your anticipated merger transaction with Rex Energy, initially announced in the Form 8-K that you filed on January
17, 2006, including the presentation of financial statements for seven of the entities you expected to acquire. However, we also note the disclosure in the Form 8-K that you filed on June 8, 2006, announcing the termination of the definitive purchase agreement entered into with
Rex Energy.

As there is no provision for including financial statements of businesses to be acquired in Form 10-KSB, we believe it will be necessary to amend your Form 10-KSB to remove all financial statements of the businesses to be acquired, the related pro forma financial statements, and any disclosures of pro forma information for these transactions.

Please also expand your disclosures concerning your intent to acquire these businesses to explain in greater detail the contingencies that made the transaction susceptible to termination, and to describe the events causing it to be terminated.

Controls and Procedures, page 35

7. Revise to disclose the specific steps that the company has taken to remediate the material weakness and disclose whether the company believes that the material weakness still exists at the end of the period covered by the report.

Financial Statements

Note 2 - Coastal Merger Transaction, page F-14

8. Please disclose details sufficient to understand the accounting for the assets and liabilities of College Oak Investments on the date of your reverse merger, including quantification and the terms governing any transfer of the accounts. It should be clear why you have labeled the shares of College Oak Investments that were outstanding immediately prior to your reverse merger recapitalization as "shares issued for cash" on page F-11.

9. Please update the labeling of your statements of changes in stockholders` equity.

Note 3 - Convertible Notes, page F-9

10. We note your disclosure explaining that you recognized a beneficial conversion feature on the convertible notes that you issued in November 2005, which you are amortizing over the life of the notes.
However, we also understand that the notes are convertible at any time at the option of the holder. The guidance in paragraph 9 of EITF 98-5 would ordinarily require the beneficial conversion feature to be recognized over the period from the date of issuance to the date of earliest possible conversion. Tell us why you believe this guidance does not apply, under the circumstances you have described.

Note 4 - Issuance of Common Stock, page F-9

11. We note that you issued 16,906,000 shares of common stock, valued at $5,917,000, for proceeds of $16,950. It also appears that the excess of value over proceeds received was recorded as share-based compensation in your statements of expenses. Please disclose the nature of the services received for which you issued this share-based compensation.


Form 10-QSB for the quarterly period ended March 31, 2006

Controls and Procedures

12. Please revise to conform to Item 308(c) of Regulation S-K. Specifically, the item requires the disclosure of any changes in your internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Note 2 - Issuance of Common Stock

13. We note that, pursuant to a stock agreement, you have reflected as deferred acquisition costs the value ascribed to the 12,069,250 shares issued to certain individuals designated by Rex Energy, in connection with the purchase agreement with Rex Energy. However, given the return of such shares to you upon termination of the purchase agreement, there appears to have been value anticipated in the exchange that had not been fully realized. Under these circumstances, the value ascribed should be reflected as an offsetting amount within equity, similar to a stock subscription receivable, and analogous to the guidance that is set forth in SAB Topic 4:E. Please revise your presentation accordingly. Please also expand your disclosure in the fourth paragraph on page F-17 to describe the terms of the issuance sufficiently to understand the reasons the recipients did not retain the shares, subject to the lock-up agreement you mention.

14. We understand from the disclosures on page 33 of your Form SB-
2
that you entered into a registration rights agreement in
conjunction
with the issuance of the 8,181,818 shares in February 2006,
including
terms imposing a penalty requiring that you issue additional shares
having a value of $90,000 as of April 3, 2006; and further
issuances,
also valued at $90,000 each, every thirteenth day thereafter until your registration statement is declared effective. Although you disclose that warrants issued along with the shares are being accounted for at fair value in accordance with EITF 00-19, it is unclear how you have evaluated the implications of the penalty provisions on your other warrants and convertible securities. Please expand your disclosure to clarify.  Please also send us the
analysis
that you performed, considering the guidance in paragraphs 12, 19,
20
and 23 of EITF 00-19, showing how you determined the number of shares that may be issuable under the penalty provisions would not be indeterminate, and thereby preclude equity classification for other securities on the reassessment required in paragraph 10.



Note 3 - Investment in Joint Venture

15. We note that some of the amounts discussed under this heading are depicted as unproven leasehold acquisition costs in your balance sheet, while others are shown as an investment in joint venture. Please ensure that all line item descriptions are properly descriptive of the underlying asset, liability or transaction they represent. Please disclose the reasons transactions conducted by New Albany (the joint venture entity) are appearing on separate lines in your financial statements. Please also expand your disclosures in your annual report and registration statement to include your joint venture accounting policy.

Exhibit 31

16. Your certifications do not appear to comply with Item
601(b)(31)
of Regulation S-B, specifically as they relate to the following points:

(a)	Your statement in paragraph 4(b) does not indicate that you
evaluated the effectiveness of your disclosure controls and
procedures
as of the end of the period covered by this report;
(b)	You have not provided the assertion required for paragraph
4(d),
regarding certification about your disclosure in this report of any
change in your internal  control over financial reporting; and
(c)	The assertion in paragraph 6 is no longer a required item.

* * * * *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Donald Delaney at (202) 551-3863 or Karl
Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.
Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any questions.

      	Sincerely,



      					H. Roger Schwall
      Assistant Director

cc: 	VIA FACSIMILE
      Matthew S Cohen
      Eaton & Van Winkle LLP
      212-779-9928
Mr. Barrie Damson
Baseline Oil & Gas Corp.
July 11, 2006
Page 2